HELPEO, INC.
871 Coronado Center Drive, Suite 200
Henderson, NV 89052
(702) 664-1246

July 29, 2010

Via EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Helpeo, Inc.
Registration Statement on Form S-1 (File No. 333-168302)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1, File No. 333-168302 filed by Helpeo, Inc. on July 23, 2010 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee table and its footnotes:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.”

If you have any questions or comments with respect to this filing, please contact Scott D. Olson, Esq. at (310) 985-1034.

Very truly yours,

HELPEO, INC.

/s/ J. Chris Morgando
J. Chris Morgando
Chief Executive Officer